Filed by National Commerce Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National Commerce Corporation

Filer’s Commission File Number: 001-36878

National Commerce Corporation Merger with CenterState Bank Corporation

Telephone Message to Employees

November 26, 2018

Welcome and good morning. This is Richard Murray. Thank you for dialing in. I want to share with you that our company has entered into an agreement to merge with CenterState Bank, a very strong and successful $12 billion community bank headquartered in Winter Haven, Florida, with 123 branches in Georgia and Florida, and 4 branches in Alabama.

We weren’t looking for a partner, but when approached by CenterState, folks we have known and worked with for almost 20 years, we had the luxury of spending a lot of time making sure the business and cultural fit was exactly what we wanted.

This is a decision that management and our board of directors reached after careful thought and thorough analysis of our company and our industry, and is a decision that is in the best interest of our shareowners, our employees, customers, and the communities we serve.

So why is CenterState such a great fit for us? To begin with, we have very similar cultures and share common values and philosophies. Their core values align very well with ours:

●	Local Market Driven
●	A Long Term Horizon
●	World Class Service
●	Relationship Banking
●	Faith and Family

Also, we both place a very high value on superior asset quality being essential to operating a successful bank. We also believe that CenterState’s operating structure, with the bank run by geography, and through a distributed decision-making process, rather than by lines of business, is a good fit for us. As a matter of fact, over the years, CenterState and National Commerce have competed for bank partners, with some of those now on the CenterState team and others on our team. And with the increased balance sheet, branch network, and digital platform, we can offer an even better banking experience for our customers.

CenterState is welcoming our team into the company. I will serve as the bank’s CEO, and Will Matthews will be the CFO of the bank and the holding company. Robert Aland, John Bragg and Davis Goodson will all have significant leadership positions, and our Regional and Market Presidents will all stay with us.

From the perspective of our shareowners, we will be joining with a larger but very similar organization, one whose management we have known for years and whose success we have enjoyed watching. The banking industry is seeing widespread consolidation, and in order to be successful in 2019 and beyond, we had to consider the benefits of economies of scale, and how being part of a larger institution provides greater opportunities for all of our constituents.

So, let me give you some insight on timing and when all this will occur. In terms of sharing this announcement, a press release was issued early this morning. This means you will likely receive some customer inquiries today. Our boards have approved the deal, but there are other regulatory and shareholder approvals that should occur in the coming months. If all goes as planned, the merger will be consummated in the second quarter of 2019, with a system conversion occurring late in 2019. In the meantime, there will be a lot of planning going on for both companies, and we hope to have all these decisions made and communicated to you in the first quarter of 2019. Our customers will likely not see any changes until late Summer or Fall of 2019. We will continue to operate our banks as usual until after the merger is finalized.

I know you will have questions as you have time to digest this news, and we will provide updates as things progress. You will receive a thorough Q&A, and I encourage everyone to carefully review it, and be prepared to answer customer inquiries. Also, please feel free to reach out to your manager or me with any concerns or questions that come up. Again, thank you for dialing in, and for what you do every day.

Additional Information

CenterState intends to file a registration statement on Form S-4 with the SEC to register the shares of CenterState’s common stock that will be issued to NCOM’s stockholders in connection with the transaction. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving CenterState and NCOM. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by CenterState on its website at www.centerstatebanks.com and by NCOM on its website at www.nationalbankofcommerce.com.

The information included herein does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of CenterState and NCOM are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

CenterState, NCOM and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from CenterState shareholders and NCOM stockholders in connection with the merger. Information regarding the directors and executive officers of CenterState and NCOM and other persons who may be deemed participants in the solicitation of the shareholders of CenterState and the stockholders of NCOM in connection with the merger will be included in the joint proxy statement/prospectus for CenterState’s special meeting of shareholders and NCOM’s special meeting of stockholders, which will be filed by CenterState with the SEC. Information about the directors and officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2018 annual meeting of shareholders, as filed with the SEC on March 12, 2018, and other documents subsequently filed by CenterState with the SEC. Information about the directors and officers of NCOM and their ownership of NCOM common stock can also be found in NCOM’s definitive proxy statement in connection with its 2018 annual meeting of stockholders, as filed with the SEC on April 20, 2018, and other documents subsequently filed by NCOM with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Forward-Looking Statements

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements for which NCOM claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in NCOM’s future filings with the SEC, in press releases and in oral and written statements made by NCOM or with NCOM’s approval that are not statements of historical fact and that constitute forward-looking statements within the meaning of the Act. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. With respect to the proposed merger, these risks and uncertainties include, without limitation: the possibility that regulatory and other approvals and conditions to the proposed merger are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of approval of NCOM’s stockholders and CenterState’s shareholders; delays in closing the merger and/or the bank merger; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction-related issues; changes in asset quality and credit risk as a result of the merger and/or the bank merger; and general competitive, economic, political and market conditions.

Forward-looking statements made by NCOM in this communication, or elsewhere, speak only as of the date on which the statements were made. You are advised to read the risk factors in each of NCOM’s and CenterState’s most recently filed Annual Report on Form 10-K and subsequent filings with the SEC, which are available through the website maintained by the SEC at www.sec.gov or by accessing information available at www.nationalbankofcommerce.com or www.centerstatebanks.com, respectively. New risks and uncertainties arise from time to time, and it is impossible for NCOM to predict these events or how they may affect it or its anticipated results. NCOM has no duty to, and does not intend to, update or revise the forward-looking statements in this communication, except as may be required by law. In light of these risks and uncertainties, readers should keep in mind that any forward-looking statement made in this communication may not occur. All data presented herein is as of the date of this communication unless otherwise noted.